Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CompoSecure, Inc. for the registration of common stock, preferred stock, debt securities, depository shares, warrants, rights, purchase contracts, units, or any combination thereof, and to the incorporation by reference therein of our report dated February 27, 2025, with respect to the consolidated financial statements of Husky Technologies Limited as of December 31, 2024 and 2023, and for each of the years in the three-year period ended December 31, 2024, included in the Definitive Proxy Statement of CompoSecure, Inc. filed with the Securities and Exchange Commission on November 24, 2025.

/s/ Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
January 13, 2026